Exhibit 12.1
COMSTOCK RESOURCES, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

						Six Months Ended
	Years Ended December 31,					June 30,
	2004	2005	2006	2007	2008	2008	2009
	(In thousands, except ratio)
Fixed charges
Interest expense	$16,947	$20,266	$20,733	$32,293	$25,336	$18,497	$5,063
Capitalized interest expense	363	435	247	—	2,330	—	2,968
Preferred stock dividends	—	—	—	—	—	—	—
Rental expense deemed interest	—	—	—	—	—	—	—

Total fixed charges	$17,310	$20,701	$20,980	$32,293	$27,666	$18,497	$8,031

Earnings
Income (loss) from continuing operations before income taxes	$47,844	$99,206	$88,255	$74,867	$96,828	$157,059	$(23,239)
Interest expense	16,947	20,266	20,733	32,293	25,336	18,497	5,063
Rental expense deemed interest	—	—	—	—	—	—	—

Total earnings	$64,791	$119,472	$108,988	$107,160	$122,164	$175,556	$(18,176)

Ratio of Earnings to Fixed Charges	3.7x	5.8x	5.2x	3.3x	4.4x	9.5x	—
The ratios were computed by dividing total earnings by total fixed charges. For the six months ended June 30, 2009, earnings were inadequate to cover fixed charges. The coverage deficiency was $26.2 million.